Exhibit 99.3

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD
(Form 52-109FT2)

I, Pierre St-Arnaud, President and Chief Executive Officer of SR Telecom Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multileteral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of SR Telecom Inc., (the issuer) for the interim period ending June 30th, 2004.

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filing fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: July 28, 2004

Pierre St. Arnaud
President and Chief Executive Officer
SR Telecom Inc.